Computation of Ratios of Earnings to Fixed Charges

		Exhibit 12

Years Ended December 31,
(in millions, except ratios)	2014	2013	2012	2011		2010
Earnings:
Pre-tax income (loss)(a):	$9,106	$7,942	$433	$(2,836)		$19,666
Add — Fixed charges	2,911	4,279	4,717	4,644		8,811
Adjusted Pre-tax income (loss)	$12,017	$12,221	$5,150	$1,808		$28,477
Fixed charges:
Interest expense	$2,034	$3,292	$3,605	$3,576		$7,613
Portion of rent expense representing interest	157	138	148	161		196
Interest credited to policy and contract holders	720	849	964	907		1,002
Total fixed charges	$2,911	$4,279	$4,717	$4,644		$8,811
Total fixed charges and preferred stock dividend
requirements	$2,911	$4,279	$4,717	$4,644		$8,811
Total fixed charges, excluding interest credited to
policy and contract holders	$2,191	$3,430	$3,753	$3,737		$7,809
Ratio of earnings to fixed charges:
Ratio	4.13	2.86	1.09	n/a		3.23
Coverage deficiency	n/a	n/a	n/a	$(2,836)	$	n/a
Ratio of earnings to fixed charges and preferred
stock dividends:
Ratio	4.13	2.86	1.09	n/a		3.23
Coverage deficiency	n/a	n/a	n/a	$(2,836)	$	n/a
Ratio of earnings to fixed charges, excluding interest
credited to policy and contract holders(b):	5.48	3.56	1.37	n/a		3.65
Coverage deficiency	n/a	n/a	n/a	$(1,929)		n/a

(a) From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b) The Ratio of earnings to fixed charges excluding interest credited to policy and contract holders removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG’s subsidiaries. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.